



ROUND
2



"THE FUTURE FIGHTS HERE"













PROBLEM

BELLATOR
MMA
UFC
ULTIMATE FIGHTING CHAMPIONSHIP
PFL
PROFESSIONAL FIGHTERS LEAGUE

THE $7 BILLION DOLLAR MMA INDUSTRY HAS NO NATIONAL AMATEUR PLATFORM

PROBLEM

Imagine the NBA or the NFL without the NCAA…











NFL
THE FUTURE IS NOW
DRAFT

DRAFT 17
PRESENTED BY StateFarm

Provides National Exposure for
Amateur Athletes





PROBLEM

Imagine the NBA or the NFL without the NCAA…











NFL
THE FUTURE IS NOW
DRAFT

DRAFT 17
PRESENTED BY StateFarm

How would we know who the next big sports star will be.

 

The Elite Amateur Fight League

America's national amateur platform for the multi-billion dollar MMA industry.

NATIONAL BROADCAST OPPORTUNITES

35M MMA FANS
191.2M SPORTS FANS

11 STATES
12 TEAMS & GROWING

 +  +



TV AUDIENCE   -   ADDRESSABLE MARKET   -   STATE VS STATE   NATIONAL PLATFORM




TIMING & POSITION

Professional Mixed Martial Arts is wildly successful & profitable, however the sport is still very young and has only been around for 25 years. We believe by following the example set by the NCAA, development of a national amateur platform for MMA will help evolve the sport and push amateur MMA into the major sports stratosphere.

NATIONAL AMATEUR SPORTS = BIG BUSINESS

After 5 years of development The Elite Amateur Fight League is first to market and by infusing capital for accelerated growth it plans to hold and strengthen its position.





$600 MILLION   -   ANNUAL PROFIT   - $1 BILLION





TRACTION

Over the last 5 years we have developed relationships with top level fighters, and coaches from the best gyms in the world, who have supplied us a steady stream of fighters to help us develop teams from coast to coast. Our goal is to NOT to compete with the UFC, but rather become the proving grounds for amateur fighters and feeder system for all professional MMA.









TEAM ALPHA MALE

ILLINOIS
INDIANA
VIRGINIA
California
ARIZONA
APOLLOS
NEW MEXICO
FLORIDA
FORCE

TEAM QUEST

PLANNED LEAGUE EXPANSION



AMERICAN TOP TEAM

EAFL Alumni who have transitioned to professionals have fought for the biggest promotions in the country!











LEGACY FIGHTING ALLIANCE LFA WHERE THE FUTURE IS NOW

BELLATOR MMA

UFC

COMBATE AMERICAS

KING OF THE CAGE




WHY PEOPLE LOVE US



"Everyone knows Jackson Wink for its high level pros and word champions and now The Elite Amateur Fight League gives us a chance to showcase our best amateur fighters in a way no one else in the country can." Coach Joey Villasenor (Jackson Wink)

"I've come up through this sport the hard way. Early in my career I fought in barns and bars, and sometimes in front of less than 100 people. MMA needs a national platform that can properly showcase the best amateur talent in the country. And the Elite Amateur Fight League is that platform." Sam Alvey (UFC Fighter) Coach Team Southern California





Frankie Saenz

From a fan's perspective, there is nothing amateur about the Elite Amateur Fight League. The live event and production are top notch with professional lighting rigs and replay screens… and the talent in the cage is unbelievable. Absolutely the best group of amateur fighters I have seen at one event. It is destined to be the next big thing!" Frankie Saenz (UFC Fighter)

"If you're a great fighter, fighting is the easy part, but getting exposure is hard. The EAFL gives our amateur guys a great opportunity, experience, and exposure.

Benson "Smooth" Henderson






USE OF FUNDS

Funds acquired in this round of the raise will be used for event operations, further league development, and add key hires to the management team.

Distribution Plan

■ Key Hires ■ Business Development ■ Event Operations




REVENUE STREAMS

Revenue

90000	
80000	
70000	
60000	
50000	
40000	
30000	Merch & Tech
20000	Sponsorships
10000	Ticket Sales
0	

2017   2018   2019

■ Ticket Sales   ■ Sponsorships   ■ Merch & Tech

The Elite Amateur Fight League has multiple revenue streams and between 2018 to 2019 enjoyed 975% growth in revenue. The EAFL is uniquely positioned in the $7 billion dollar mixed martial arts industry and plans to sell team franchises in the future.